Exhibit 99.1

NIO Announces Entry into Framework Agreement with Hefei Municipal Government

SHANGHAI, CHINA, February 25, 2020 — NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced that it entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where the Company’s main manufacturing hub is located. The framework agreement is preliminary in nature, and its implementation will be subject to legally binding definitive transaction documents to be discussed and entered into between Hefei government and NIO. Under the framework agreement, Hefei government expects to provide resources and funding support for the long-term growth of NIO in Hefei, and NIO plans to establish NIO China headquarters, further expand its operations and deepen its relationship with local ecosystem partners in Hefei. NIO will, consistent with applicable laws and listing rules, announce any material information or development promptly in connection with the implementation of this framework agreement.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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